EXHIBIT (a)(1)(J)

FORM OF EMAIL COMMUNICATION CONFIRMING RECEIPT OF ELECTION

TO:	[Eligible Participant]
FROM:	Caesars Option Exchange Program Administrator
SUBJECT:	Caesars Entertainment Corporation Option Exchange Program Election Confirmation
DATE:	[DATE]

Thank you for submitting your election for the option exchange program. Your election has been received and recorded as follows:

☐	ELECTED TO EXCHANGE: You have elected to EXCHANGE all of your eligible options for replacement options pursuant to the option exchange. You will receive additional information about your replacement stock options, including the exercise price, as soon as practicable after they are granted at the expiration of the option exchange. Your election was based on your agreement to the Terms of Election at the time of your election.

☐	ELECTED NOT TO EXCHANGE: You have elected NOT TO EXCHANGE your eligible options. Your eligible options will not be canceled and will remain subject to their present terms.

You can change or withdraw a previously-made election any time prior to the expiration of the option exchange; however, the last election that you make, if any, prior to the expiration of the option exchange, currently scheduled for 9:00 p.m. Pacific Time on Tuesday, August 21, 2012, will be final and irrevocable. In order to change or withdraw a previously-made election, you must log on to the option exchange website and select “Request Election Change” on the home page. Once you submit your request to change your election through the option exchange website, you will receive an email from optionexchange@caesars.com within 24 hours indicating that your election page has been reset and providing instructions regarding how to log on to the option exchange website to change your election. Simply requesting an election change via the option exchange website will not change your election; you will need to log on to the option exchange website after receiving the email confirming that your election page has been reset in order to change your election. If you fail to do so, your previous election will remain in effect. If for any reason you are unable to access the option exchange website, you may submit a paper election form to change your election by facsimile to (001+) (702) 494-4960, but it must be completed, signed and received by 9:00 p.m. Pacific Time, on August 21, 2012. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election we receive before the expiration of the option exchange.

We urge you to read the Offer to Exchange and other offer documents governing the option exchange, which are available on the option exchange website, https://www.caesarsoptionexchange.com, through the U.S. Securities and Exchange Commission’s website at http://www.sec.gov, by emailing optionexchange@caesars.com, or by calling Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

If you have any questions about the option exchange program, or to obtain a paper election form, please send an email to optionexchange@caesars.com or call Russell Goldich, Director of Compensation of Caesars, at (001+) (702) 407-6043.

We strongly encourage you to print this email and retain it for your records.